UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 000-11448

NewBridge Bancorp

(Exact name of registrant as specified in its charter)

1501 Highwoods Boulevard, Suite 400

Greensboro, North Carolina 27410

(336) 369-0900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, NewBridge Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2016	By:	/s/ Scott M. Custer
		Name:	Scott M. Custer
		Title:	President and Chief Executive Officer, Yadkin Financial Corporation (successor to NewBridge Bancorp)